11

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          Schedule 13G

           Under the Securities Exchange Act of 1934

                  America West Airlines, Inc.
                        (Name of Issuer)

             Class B Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                           023650203
                         (CUSIP Number)

      Check the following box if a fee is being paid with this statement.
                              (X)

     The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

_________________________________________________________________


                           CUSIP No.
                          023650203
_________________________________________________________________


1)   Names of Reporting Person

                      Lehman Brothers Inc.
       S.S. or I.R.S. Identification No. of Above Person
                           13-2518466

_________________________________________________________________


2)   Check the Appropriate box if a Member of a Group

     (a)  (___) Sole
     (b)  (_X_) Joint Filing

_________________________________________________________________


3)   SEC Use Only



_________________________________________________________________


4)   Citizenship or Place of Organization

                            Delaware

_________________________________________________________________


Number of Shares Beneficially
Owned  by  Each  Reporting Person With:         5)   Sole  Voting
Power

                                        5,062,000

                                   6)  Shared Voting Power

                                        0

                                   7)  Sole Dispositive Power

                                        5,062,000

                                   8)  Shared Dispositive Power

                                        0
_________________________________________________________________

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,062,000
_________________________________________________________________


10)   Check  if the Aggregate Amount in Row (9) Excludes  Certain
Shares

     (___)
_________________________________________________________________


11)  Percent of Class Represented by Amount in Row 9


               11.5%

_________________________________________________________________


12)  Type of Reporting Person

               BD

_________________________________________________________________


                           CUSIP No.
                          023650203
_________________________________________________________________


1)   Names of Reporting Person

                 Lehman Brothers Holdings Inc.
       S.S. or I.R.S. Identification No. of Above Person
                           13-3216325

_________________________________________________________________

2)   Check the Appropriate box if a Member of a Group

     (a)  (___) Sole
     (b)  (_X_) Joint Filing

_________________________________________________________________


3)   SEC Use Only



_________________________________________________________________

4)   Citizenship or Place of Organization

                            Delaware

_________________________________________________________________

Number of Shares Beneficially
Owned  by  Each  Reporting Person With:         5)   Sole  Voting
Power

                                        5,062,000

                                   6)  Shared Voting Power

                                        0

                                   7)  Sole Dispositive Power

                                        5,062,000

                                   8)  Shared Dispositive Power

                                        0
_________________________________________________________________

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

                    5,062,000
_________________________________________________________________

10)   Check  if the Aggregate Amount in Row (9) Excludes  Certain
Shares

     (___)
_________________________________________________________________

11)  Percent of Class Represented by Amount in Row 9


               11.5

_________________________________________________________________

12)  Type of Reporting Person

               HC/CO

_________________________________________________________________

Item 1(a).     Name of Issuer:     America West Airlines, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               4000 East Sky Parkway
               Phoenix, Arizona   72202

Item 2(a).     Name of Person Filing:

               Lehman Brothers Inc.
               Lehman Brothers Holdings Inc.

Item 2(b).     Address of Principal Business Office:

               3 World Financial Center
               New York, NY  10285

Item 2(c).     Citizenship or Place of Organization:

               See Item 4 of cover pages

Item 2(d).     Title of Class of Securities:

               Class B Common Stock, $0.01 Par Value

Item 2(e).     CUSIP Number:

               023650203000

Item 3.   Information if statement is filed pursuant to Rules 13d-
          1(b) or
          13d-2(b):

                 The person filing this statement is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Act and Lehman Brothers Holdings Inc., a parent holding company in accordance with Section 240.13d-1(b)(ii)(G).

Item 4.   Ownership

          (a)  Amount Beneficially Owned as of: August 31, 1994:

               The information set forth herein is estimated based upon certain assumptions concerning the distribution of securities pursuant to the Plan.

          (b)  Percent of Class:

               See Item 11 of cover pages


          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii) shared power to vote or to direct the vote

                               (iii)     sole power to dispose or
                    to direct the disposition

                               (iv) shared power to dispose or to
                    direct the disposition

                  See Items 5-8 of cover pages

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

Item 6.   Ownership  of  More  than Five  Percent  on  Behalf  of
          Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

               Not Applicable.

Item  8.    Identification and Classification of Members  of  the
Group

               Not Applicable.

Item 9.   Notice of Dissolution of Group

               Not Applicable.

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

       After   reasonable  inquiry  and  to  the  best   of   the
undersigned's  knowledge  and  belief,  the  undersigned   hereby
certifies that the information set forth in this statement is true, complete and correct.



Dated:  September 6, 1994

                              LEHMAN BROTHERS INC.



                              By:   /s/ Karen C. Manson
                                   ----------------------------
                                   Name:  Karen C. Manson
                                   Title:  First Vice President
                                            Secretary


                              LEHMAN BROTHERS HOLDINGS INC.


                                   By:    /s/ Karen C. Manson
                                          -----------------------
                                   Name:  Karen C. Manson
                                   Title:  First Vice President
                                            Secretary

                          Exhibit Index


Exhibit I Identification and Classification of Relevant
Subsidiaries

Exhibit II     Statement of Lehman Brothers Inc.

Exhibit III    Statement of Lehman Brothers Holdings Inc.

                            Exhibit I
                         To Schedule 13G


      The persons filing this statement are Lehman Brothers Inc., a  registered Broker/Dealer, and Lehman Brothers Holdings Inc., a
parent  holding  company.   The  relevant  subsidiary  is  Lehman
Brothers Inc.


                           Exhibit II
                         To Schedule 13G


      Pursuant to Rule 13d-1(f)(1), Lehman Brothers Inc. affirms it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf.


                              LEHMAN BROTHERS INC.


                              By:  /s/ Karen C. Manson
                                   ------------------------------
                                  Name:  Karen C. Manson
                                   Title:  First Vice President
                                            Secretary



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